U.S. Securities and Exchange Commission
Washington, D.C. 20549

03019360

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
APR 04 2003
WASH. D.C. 155 SECTION

Residential Funding Mortage Securities II, Inc.
Exact Name of Registrant as Specified in Charter

0000945212
Registrant CIK Number

Current Report on Form 8-K 2003-HI1 FOR 4-3-03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-76246~~ 333-92096
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
APR 08 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 3rd day of April, 2003.

Residential Funding Mortgage Securities II, Inc.
(Registrant)

By: ______________________________
Mark White
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Caldwell, Sahvanna

From: Mersky, Nicole B. [NMersky@tpwlaw.com]
Sent: Tuesday, April 01, 2003 2:04 PM
To: sahvanna.caldwell@gmacrfc.com
Subject: FW: RFMSII-03HI1

excess2.xls   Disclaimer.txt

Hi Sahvanna. This email has to be filed along with the attached spreadsheet. Sorry about the late notice. If you have questions please do not hesitate to call me at 212-789-3624.

Thanks again,
Nicole

-----Original Message-----
From: Balistreri, Josephine (Exchange) [mailto:jbalistreri@bear.com]
Sent: Tuesday, February 25, 2003 4:41 PM
To: Mersky, Nicole B.
Cc: Su, Christina (Exchange); Portnoy, Ron (Exchange)
Subject: FW: RFMSII-03HI1

Nicole -

Ron has indicated that the e-mail should be filed, as well as the spreadsheet.

Thanks,
Josephine

> -----Original Message-----
> From: Portnoy, Ron (Exchange)
> Sent: Tuesday, February 25, 2003 4:31 PM
> To: Sussman, Sam (Exchange)
> Cc: Balistreri, Josephine (Exchange)
> Subject: RFMSII-03HI1
>
> Sam,
> As requested, the following attachment contains the excess spread
> numbers for periods 0 thru 36. Also, I've included the yield breaks
> for the subordinate bonds. Thanks, RP
>
> Yield Breaks:
> AA - 9.66 CDR, 33.641 cum loss
> A - 7.54 CDR, 27.839 cum loss
> BBB - 5.86 CDR, 22.707 cum loss
> BB - 5.06 CDR, 20.077 cum loss
>
>
>
> <<excess2.xls>>
>

* * * * * * * * * * * *

print, copy, use or disseminate it. Please immediately notify us by return e-mail and delete it. If this e-mail contains a forwarded e-mail or is a reply to a prior email, the contents may not have been produced by the sender and therefore we are not responsible for its contents.

* * * * * * * * * * * *

Period	Date	TRANCHES 0:MISC Excess
0	3/25/03	0.00
1	4/25/03	7.18
2	5/25/03	7.15
3	6/25/03	7.12
4	7/25/03	7.11
5	8/25/03	7.08
6	9/25/03	7.06
7	10/25/03	7.04
8	11/25/03	7.01
9	12/25/03	6.99
10	1/25/04	6.95
11	2/25/04	6.92
12	3/25/04	6.89
13	4/25/04	6.87
14	5/25/04	6.83
15	6/25/04	6.77
16	7/25/04	6.72
17	8/25/04	6.66
18	9/25/04	6.61
19	10/25/04	6.55
20	11/25/04	6.50
21	12/25/04	6.46
22	1/25/05	6.42
23	2/25/05	6.38
24	3/25/05	6.33
25	4/25/05	6.45
26	5/25/05	6.41
27	6/25/05	6.37
28	7/25/05	6.32
29	8/25/05	6.28
30	9/25/05	6.23
31	10/25/05	6.63
32	11/25/05	6.60
33	12/25/05	6.57
34	1/25/06	6.54
35	2/25/06	6.51
36	3/25/06	6.47